Mail Stop 3561

March 2, 2010

Erik Odeen
Chief Financial Officer
Sea 2 Sky Corporation
2287 Slater Road
Ferndale, WA 98248

      Re: Sea 2 Sky Corporation
      File No. 333-138989
      Form 10-K: For the Fiscal Year Ended August 31, 2009

Dear Mr. Odeen:

      We have reviewed the above referenced filings and have the following comments. We believe you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," and your amended Form 10-K, within ten business days from the date of this letter.

Form 10-K: For the Year Ended August 31, 2009

Item 9A. Controls and Procedures

Managements Evaluation of Disclosure Controls and Procedures, page 23

1. Please revise management's evaluation of disclosure controls and procedures to remove the reference to "FedEx" management.

Item 9T. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting.

2. It appears to us that you have qualified your evaluation of the effectiveness of internal controls over financial reporting by adding the following language "based on the size of the Company, the minimal transactions and the financial and internal controls expertise of the CFO". Qualifying or adding a limitation to your effectiveness evaluation is not permitted, as such, please revise your evaluation of the effectiveness of internal controls over financial reporting to remove this qualification.

Exhibit 31.1 and Exhibit 31.2

3. Please revise the language in point number 5 to conform exactly to the language as contained in Item 601(b)(31) of Regulation S-K

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in its filings;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Aamira Chaudhry at 202-551-3389 or Joe Foti at 202-551-3816 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief